Exhibit 21.1

Subsidiaries of Bay Banks of Virginia, Inc.

Subsidiary	State of Incorporation or Organization
Virginia Commonwealth Bank	Virginia
VCB Financial Group, Inc.	Virginia
Steptoes Holdings, LLC (inactive)	Virginia